--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                          BEN & JERRY'S HOMEMADE, INC.

                       (Name of Subject Company (Issuer))
                         ------------------------------

                     VERMONT ALL NATURAL EXPANSION COMPANY
                                 CONOPCO, INC.
                                 UNILEVER N.V.
                      (Names of Filing Persons (Offerors))
                         ------------------------------

                CLASS A COMMON STOCK, PAR VALUE $.033 PER SHARE
        (including the associated Class A Common Stock Purchase Rights)
                                      and
                CLASS B COMMON STOCK, PAR VALUE $.033 PER SHARE
        (including the associated Class B Common Stock Purchase Rights)
                       (Titles of Classes of Securities)

                                   081465106
                                   081465205
                    (CUSIP Numbers of Classes of Securities)
                         ------------------------------

                            RONALD M. SOIEFER, ESQ.
                                 CONOPCO, INC.
                                390 PARK AVENUE
                               NEW YORK, NY 10022
                                 (212) 888-1260
          (Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications on Behalf of Filing Persons)
                         ------------------------------

                                    COPY TO:
                               RICHARD HALL, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 474-1000
                         ------------------------------

                                 APRIL 18, 2000
                         ------------------------------

                           CALCULATION OF FILING FEE

                 TRANSACTION VALUATION*                                                   AMOUNT OF FILING FEE
                      $364,142,012                                                              $72,828

* For purposes of calculating amount of filing fee only. The amount assumes the purchase of 7,559,062 shares of Class A Common Stock, par value $.033 per share (the "Class A Shares"), of Ben & Jerry's Homemade, Inc. (the "Company") and 792,819 shares of Class B Common Stock, par value $0.33 per share (the "Class B Shares"), of the Company. Such number of shares represents all the Class A Shares and the Class B Shares outstanding as of April 14, 2000, plus the number of shares issuable upon the exercise of all options, warrants and other rights to purchase Class A Shares.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: N/A                                Form or Registration No.: N/A
         Filing Party: N/A                                          Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third-party tender offer subject to Rule 14d-1.       [ ] issuer tender-offer subject to Rule 13e-4.
    [ ] going private transaction subject to Rule 13e-3.      [X] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  SCHEDULE TO

CUSIP NOS. 081465106                                           PAGE 2 OF 9 PAGES
081465205

---------------------------------------------------------------------

   1     Names of Reporting Persons
         Identification Nos. of Above Persons (entities only)
         VERMONT ALL NATURAL EXPANSION COMPANY
---------------------------------------------------------------------

   2     Check the Appropriate Box if a Member of a Group (See
         Instructions)            (a) / /
         (b) / /
---------------------------------------------------------------------

   3     SEC Use Only
---------------------------------------------------------------------

   4     Source of Funds (See Instructions)  AF
---------------------------------------------------------------------

   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)   / /
---------------------------------------------------------------------

   6     Citizenship or Place of Organization  VERMONT
---------------------------------------------------------------------

                      7    Sole Voting power
                            1,219,986 SHARES OF CLASS A COMMON STOCK*
                      ------------------------------------------------------------
                      8    Shared Voting Power
                      ------------------------------------------------------------
                      9    Sole Dispositive Power
                            1,219,986 SHARES OF CLASS A COMMON STOCK*
                      ------------------------------------------------------------
                      10    Shared Dispositive Power
  Number of Shares
 Beneficially Owned
 by Each Reporting
    Person with
----------------------------------------------------------------------------------

  11     Aggregate Amount Beneficially Owned by Each Reporting Person
         1,219,986 SHARES OF CLASS A COMMON STOCK*
---------------------------------------------------------------------

  12     Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
         (See Instructions)                                   / /
---------------------------------------------------------------------

  13     Percent of Class Represented by Amount in Row (11)
         APPROXIMATELY 19.9% OF THE SHARES OF CLASS A COMMON STOCK
         OUTSTANDING AS OF MARCH 31, 2000*
---------------------------------------------------------------------

  14     Type of Reporting Person (See Instructions)
         CO
---------------------------------------------------------------------

*   See Note on page 4.

                                  SCHEDULE TO

CUSIP NOS. 081465106                                           PAGE 3 OF 9 PAGES
081465205

---------------------------------------------------------------------

   1     Names of Reporting Persons
         Identification Nos. of Above Persons (entities only)
         CONOPCO, INC. (13-1840427)
---------------------------------------------------------------------

   2     Check the Appropriate Box if a Member of a Group (See
         Instructions)            (a) / /
         (b) / /
---------------------------------------------------------------------

   3     SEC Use Only
---------------------------------------------------------------------

   4     Source of Funds (See Instructions)  WC, AF
---------------------------------------------------------------------

   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)   / /
---------------------------------------------------------------------

   6     Citizenship or Place of Organization  NEW YORK
---------------------------------------------------------------------

                      7    Sole Voting power
                            1,219,986 SHARES OF CLASS A COMMON STOCK*
                      ------------------------------------------------------------
                      8    Shared Voting Power
                      ------------------------------------------------------------
                      9    Sole Dispositive Power
                            1,219,986 SHARES OF CLASS A COMMON STOCK*
                      ------------------------------------------------------------
                      10    Shared Dispositive Power
  Number of Shares
 Beneficially Owned
 by Each Reporting
    Person with
----------------------------------------------------------------------------------

  11     Aggregate Amount Beneficially Owned by Each Reporting Person
         1,219,986 SHARES OF CLASS A COMMON STOCK*
---------------------------------------------------------------------

  12     Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
         (See Instructions)                                   / /
---------------------------------------------------------------------

  13     Percent of Class Represented by Amount in Row (11)
         APPROXIMATELY 19.9% OF THE SHARES OF CLASS A COMMON STOCK
         OUTSTANDING AS OF MARCH 31, 2000*
---------------------------------------------------------------------

  14     Type of Reporting Person (See Instructions)
         CO
---------------------------------------------------------------------

*   See Note on following page.

                                  SCHEDULE TO

CUSIP NOS. 081465106                                           PAGE 4 OF 9 PAGES
081465205

---------------------------------------------------------------------

   1     Names of Reporting Persons
         Identification No. of above Persons (entities
         only)  UNILEVER N.V.
---------------------------------------------------------------------

   2     Check the Appropriate Box if a Member of a Group (See
         Instructions)            (a) / /
         (b) / /
---------------------------------------------------------------------

   3     SEC Use Only
---------------------------------------------------------------------

   4     Source of Funds (See Instructions)  WC, OO
---------------------------------------------------------------------

   5     Check If Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                       / /
---------------------------------------------------------------------

   6     Citizenship or Place of Organization  THE NETHERLANDS
---------------------------------------------------------------------

                      7    Sole Voting Power
                            1,219,986 SHARES OF CLASS A COMMON STOCK*
                      ------------------------------------------------------------
                      8    Shared Voting Power
                      ------------------------------------------------------------
                      9    Sole Dispositive Power
                            1,219,986 SHARES OF CLASS A COMMON STOCK*
                      ------------------------------------------------------------
                      10    Shared Dispositive Power
  Number of Shares
 Beneficially Owned
 by Each Reporting
    Person with
----------------------------------------------------------------------------------

  11     Aggregate Amount Beneficially Owned by Each Reporting Person
         1,219,986 SHARES OF CLASS A COMMON STOCK*
---------------------------------------------------------------------

  12     Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
         (See Instructions)                                   / /
---------------------------------------------------------------------

  13     Percent of Class Represented by Amount in Row (11)
         APPROXIMATELY 19.9% OF THE SHARES OF CLASS A COMMON STOCK
         OUTSTANDING AS OF MARCH 31, 2000*
---------------------------------------------------------------------

  14     Type of Reporting Person (See Instructions)
         CO
---------------------------------------------------------------------

* On April 11, 2000, Conopco, Inc. ("Conopco") entered into a Stock Option Agreement (the "Stock Option Agreement") with Ben & Jerry's Homemade, Inc. (the "Company"), pursuant to which the Company granted Conopco an option, subject to certain conditions, to purchase up to 1,219,986 shares (the "Option Shares") of Class A Common Stock, par value $.033 per share, of the Company at a purchase price of $43.60 per Option Share. Conopco's right to purchase the Option Shares is reflected in Rows 7, 9 and 11 of each of the tables above. A copy of the Stock Option Agreement is incorporated herein by reference to Exhibit (2)(c) to the Statement on Schedule 13D (the "13D") filed by Conopco on April 18, 2000; the Stock Option Agreement is described more fully in Section 12 of the Offer to Purchase, incorporated herein by reference to Exhibit (2)(a) to the 13D.

    This Tender Offer Statement on Schedule TO also constitutes Amendment No. 1 to the Statement on Schedule 13D with respect to the acquisition by Vermont All Natural Expansion Company (the "Purchaser"), Conopco, Inc. ("Conopco") and Unilever N.V. ("Unilever") of beneficial ownership of 1,219,986 shares of Class A Common Stock, par value $.033 per share (the "Option Shares"), of the Company (as defined below), subject to the Stock Option Agreement dated as of April 11, 2000 (the "Stock Option Agreement"), by and between the Company and Conopco, as permitted by Instruction G to Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

    The information set forth in the "Summary Term Sheet" contained in the Offer to Purchase dated April 18, 2000 (the "Offer to Purchase"), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

    (a) The name of the subject company is Ben & Jerry's Homemade, Inc., a Vermont corporation (the "Company"), with its principal executive offices at 30 Community Drive, South Burlington, Vermont 05403. The telephone number of the Company's principal executive offices is (802) 846-1500.

    (b) This Schedule TO relates to (i) shares of Class A Common Stock, par value $.033 per share (the "Class A Shares"), of the Company, together with the associated rights (the "Class A Rights") to purchase Class A Shares pursuant to the Class A Rights Agreement dated as of July 30, 1998, between the Company and American Stock Transfer Trust Company, as amended (the "Class A Rights Agreement"), and (ii) shares of Class B Common Stock, par value $.033 per share (the "Class B Shares" and, together with the Class A Shares, the "Shares"), together with the associated rights (the "Class B Rights") to purchase Class B Shares pursuant to the Class B Rights Agreement dated as of July 30, 1998, between the Company and American Stock Transfer Trust Company (together with the Class A Rights Agreement, the "Company Rights Agreements"). Information concerning the number of outstanding Shares is set forth in the "Introduction" of the Offer to Purchase and is incorporated herein by reference.

    (c) Information concerning the principal market in which the Class A Shares are traded and the high and low sales prices of the Class A Shares for each quarterly period during the past two years and trading in the over-the-counter market of Class B Shares is set forth in Section 6 ("Price Range of the Class A Shares; Dividends on the Shares") of the Offer to Purchase and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.

    This Schedule TO is being filed by the Purchaser, a Vermont corporation, and Conopco, a New York corporation, and Unilever, a company formed under the laws of The Netherlands. The Purchaser is a wholly owned subsidiary of Conopco, which is a direct subsidiary of Unilever United States, Inc., a Delaware corporation ("UNUS"). UNUS is directly owned 75% by Unilever and 25% by Unilever PLC, an English public limited company. Information concerning the principal business, the address and business telephone of the principal offices of each of the Purchaser, Conopco, UNUS and Unilever is set forth in Section 9 ("Certain Information Concerning the Purchaser, Conopco and Unilever") of the Offer to Purchase and is incorporated herein by reference. The information set forth in
Section 9 ("Certain Information Concerning the Purchaser, Conopco and Unilever") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    Information regarding the names, business addresses, present principal occupation or employment, and material occupations, positions, offices or employments during the last five years as well as the other information required by Item 3 with respect to directors and executive officers of the Purchaser, Conopco and Unilever is set forth in Schedule I to the Offer to Purchase and is incorporated herein by reference. During the last five years, none of the Purchaser, Conopco or Unilever, or any of their respective executive officers or directors or UNUS has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding of any violation of such laws.

ITEM 4. TERMS OF THE TRANSACTION.

    (1) (i)-(ii) The information set forth in "Introduction" of the Offer to Purchase is incorporated herein by reference.

    (1)(iii)-(v) The information set forth in Section 1 ("Terms of the Offer") of the Offer to Purchase is incorporated herein by reference.

    (1)(vi) The information set forth in Section 3 ("Withdrawal Rights") of the Offer to Purchase is incorporated herein by reference.

    (1)(vii) The information set forth in Section 2 ("Procedures for Tendering Shares") and Section 3 ("Withdrawal Rights") of the Offer to Purchase is incorporated herein by reference.

    (1)(viii) The information set forth in Section 4 ("Acceptance for Payment and Payment") of the Offer to Purchase is incorporated herein by reference.

    (1)(ix) Not applicable.

    (1)(x) The information set forth in Section 7 ("Effect of the Offer on the Market for the Class A Shares; Class A Share Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

    (1)(xi) Purchases of Class A Shares and Class B Shares by the Purchaser in the Offer will be treated as purchases of assets for accounting purposes.

    (1)(xii) The information set forth in Section 5 ("Certain U.S. Federal Income Tax Consequences") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    (a) The information set forth in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; the Merger Agreement; Other Agreements") of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; the Merger Agreement; Other Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    (a) & (c)(1)-(5) The information set forth in Section 12 ("Purpose of the Offer; the Merger Agreement; Other Agreements") of the Offer to Purchase is incorporated herein by reference.

    (c)(6)-(7) The information set forth in Section 7 ("Effect of the Offer on the Market for the Class A Shares; Class A Share Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (b) & (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) and (b) The information set forth in "Introduction", Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and
Section 12 ("Purpose of the Offer; the Merger Agreement; Other Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    The information set forth in "Introduction" and in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

    Pursuant to Instruction 2 to Item 10 the financial statements of the Purchaser, Conopco and Unilever are not considered material because (i) the consideration to be paid in the Offer consists solely of cash, (ii) the Offer is not subject to any financing condition and (iii) the Offer is for all outstanding Shares.

ITEM 11. ADDITIONAL INFORMATION.

    (a)(1) The information set forth in Section 12 ("Purpose of the Offer; the Merger Agreement; Other Agreements") of the Offer to Purchase is incorporated herein by reference.

    (a)(2)-(3) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    (a)(4) The information set forth in Section 7 ("Effect of the Offer on the Market for the Class A Shares; Class A Share Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

    (a)(5) None.

    (b) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Agreement and Plan of Merger dated as of April 11, 2000, among Conopco, the Purchaser and the Company, the Stock Option Agreement, the Mutual Non-Disclosure Agreement dated as of September 27, 1999, by and between the Company and Conopco, and the License Agreement dated as of April 11, 2000, by and between Ben & Jerry's Homemade Holdings, Inc., a Vermont corporation, and the Company, on the one hand, and Unilever and Unilever PLC, on the other hand, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (d)(1), (d)(2),
(d)(3) and (d)(4) respectively, is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1) Offer to Purchase (incorporated herein by reference to Exhibit (2)(a) to the Statement on Schedule 13D filed by the Purchaser, Conopco and Unilever on April 18, 2000).

(a)(2)  Letter of Transmittal.

(a)(3)  Notice of Guaranteed Delivery.

(a)(4)  Letter to Brokers, Dealers, Banks, Trust Companies and Other
        Nominees.

(a)(5)  Letter to Clients for Use by Brokers, Dealers, Banks, Trust
        Companies and Other Nominees.

(a)(6)  Guidelines for Certification of Taxpayer Identification
        Number on Substitute Form W-9.

(a)(7)  Summary Advertisement dated April 18, 2000.

(a)(8)  Text of Press Release dated April 12, 2000, issued by the
        Company and Unilever (incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by the Purchaser, Conopco and Unilever on April 12, 2000).

(a)(9)  Text of Press Release dated April 12, 2000, issued by
        Unilever (incorporated herein by reference to the Tender
        Offer Statement on Schedule TO filed by the Purchaser,
        Conopco and Unilever on April 14, 2000).

(b)     None.

(d)(1) Agreement and Plan of Merger dated as of April 11, 2000, among Conopco, the Purchaser and the Company (incorporated herein by reference to Exhibit (2)(b) to the Statement on
        Schedule 13D filed by the Purchaser, Conopco and Unilever on April 18, 2000).

(d)(2) Stock Option Agreement dated as of April 11, 2000, between the Company and Conopco (incorporated herein by reference to Exhibit (2)(c) to the Statement on Schedule 13D filed by the Purchaser, Conopco and Unilever on April 18, 2000).

(d)(3)  Mutual Non-Disclosure Agreement dated as of September 27,
        1999, by and between the Company and Conopco.

(d)(4) License Agreement dated as of April 11, 2000, by and between Ben & Jerry's Homemade Holdings, Inc. and the Company, on the one hand, and Unilever and Unilever PLC, on the other hand.

(g)     None.

(h)     None.

(99)    Power of Attorney by Unilever N.V. dated April 14, 2000
        (incorporated herein by reference to the Statement on Schedule 13D filed by the Purchaser, Conopco and Unilever on April 18, 2000).

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2000

                                                       VERMONT ALL NATURAL EXPANSION COMPANY,

                                                       by   /s/ MART LAIUS
                                                            -----------------------------------------
                                                            Name: Mart Laius
                                                            Title: Vice President

                                                       CONOPCO, INC.,

                                                       by   /s/ MART LAIUS
                                                            -----------------------------------------
                                                            Name: Mart Laius
                                                            Title: Vice President

                                                       UNILEVER N.V.,

                                                       by   /s/ MART LAIUS*
                                                            -----------------------------------------
                                                            Name: Mart Laius
                                                            * By power of attorney.

                                 EXHIBIT INDEX

       EXHIBIT
       NUMBER                                   EXHIBIT NAME
       -------                                  ------------
(a)(1)                  Offer to Purchase (incorporated herein by reference to
                        Exhibit (2)(a) to the Statement on Schedule 13D filed by the
                        Purchaser, Conopco and Unilever on April 18, 2000)

(a)(2)                  Letter of Transmittal

(a)(3)                  Notice of Guaranteed Delivery

(a)(4)                  Letter to Brokers, Dealers, Banks, Trust Companies and Other
                        Nominees

(a)(5)                  Letter to Clients for Use by Brokers, Dealers, Banks, Trust
                        Companies and Other Nominees

(a)(6)                  Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9

(a)(7)                  Summary Advertisement dated April 18, 2000

(a)(8)                  Text of Press Release dated April 12, 2000, issued by the
                        Company and Unilever (incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by the Purchaser, Conopco and Unilever on April 12, 2000)

(a)(9)                  Text of Press Release dated April 12, 2000, issued by
                        Unilever (incorporated herein by reference to the Tender
                        Offer Statement on Schedule TO filed by the Purchaser,
                        Conopco and Unilever on April 14, 2000)

(b)                     None

(d)(1)                  Agreement and Plan of Merger dated as of April 11, 2000,
                        among Conopco, the Purchaser and the Company (incorporated herein by reference to Exhibit (2)(b) to the Statement on
                        Schedule 13D filed by the Purchaser, Conopco and Unilever on
                        April 18, 2000)

(d)(2)                  Stock Option Agreement dated as of April 11, 2000, between the Company and Conopco (incorporated herein by reference to
                        Exhibit (2)(c) to the Statement on Schedule 13D filed by the
                        Purchaser, Conopco and Unilever on April 18, 2000)

(d)(3)                  Mutual Non-Disclosure Agreement dated as of September 27,
                        1999, by and between the Company and Conopco

(d)(4)                  License Agreement dated as of April 11, 2000, by and between
                        Ben & Jerry's Homemade Holdings, Inc. and the Company, on
                        the one hand, and Unilever and Unilever PLC, on the other
                        hand

(g)                     None

(h)                     None

(99)                    Power of Attorney by Unilever N.V. dated April 14, 2000
                        (incorporated herein by reference to the Statement on
                        Schedule 13D filed by the Purchaser, Conopco and Unilever on
                        April 18, 2000).